UNITED FIRE GROUP, INC.
118 Second Avenue SE
Cedar Rapids, Iowa 52407-3909

November 9, 2011
VIA ELECTRONIC TRANSMISSION
Ms. Nandini Acharya
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	United Fire Group, Inc.
Registration Statement on Form S-4
File No. 174491
Dear Ms. Acharya:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, United Fire Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 5:00 p.m. Eastern Time on November 10, 2011, or as soon thereafter as practicable.
The Company acknowledges that:

(a)
should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)
the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c)
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.
Very truly yours,
United Fire Group, Inc.
By: /s/ Randy A. Ramlo
Name: Randy A. Ramlo
Title: President and Chief Executive Officer